March 4, 2013

Suzanne Hayes,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”). Amendment No. 5 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated February 26, 2013, concerning the Company’s Amendment No. 4 to the Registration Statement filed on February 25, 2013 (“Amendment No. 4”), as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 5, including a version of Amendment No. 5 marked to reflect changes from Amendment No. 4, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 5.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the Registration Statement, some page references have changed in Amendment No. 5. The page references in the Staff’s comments refer to page numbers in Amendment No. 4, and the page numbers in the Company’s responses refer to page numbers in Amendment No. 5.

Securities and Exchange Commission March 4, 2013

Dilution, page 83

1.	Please provide a reconciliation of the $(2.0) pro forma, adjusted net tangible book value (deficit) to the $11.4 million pro forma Total stockholders’ permanent equity on page 90.

The table below reconciles the $(2.0) million pro forma, adjusted net tangible book deficit to the $11.4 million pro forma Total stockholders’ permanent equity. As clarified on page 83 of Amendment No. 5, the pro forma, adjusted net tangible book value (deficit) assumes that the holders of common and preferred units of Artisan Partners Holdings have exchanged all of their units for shares of the Company’s Class A common stock and the Company has benefitted from the resulting increase in tax basis. In addition, upon full exchange to Class A common stock, the deficit currently allocated to the non-controlling interest would be fully absorbed by Artisan Partners Asset Management.

Pro forma total stockholders’ permanent equity	$11.4
Pro forma noncontrolling interest	(133.1)
Incremental benefit on exchange of common and preferred units for shares of Class A common stock	119.7

Pro forma, adjusted net tangible book value (deficit)	$(2.0)

Unaudited Pro Forma Consolidated Financial Information, page 85

2.	Please revise the Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012 and Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition as of December 31, 2012 to show how you arrived at each material adjustment amount, which should include a discussion of any significant assumptions and estimates to arrive at the amount. Ensure you separately present and show how you computed each component of an adjustment if there are multiple components. For example, please revise:

•

Note (f) to your pro forma consolidated statement of operations to provide the computation of Net income (loss) attributable to noncontrolling interests of $108.3 million related to Reorganization and Other Pro Forma Adjustments and $(16.8) million related to the Offering given that the proportional interests in the pro forma income of Artisan Partners Holdings owned by the partners (other than Artisan Partners Asset Management) of Artisan Partners Holdings are 95.7% on a pro forma basis after the reorganization transactions and 79.6% after the offering.

Securities and Exchange Commission March 4, 2013

•

Note (g) to your pro forma consolidated statement of operations to provide the computation of the $100.3 million net income attributable to noncontrolling shareholders as well as the $1.4 million of income that is allocated to the convertible preferred stock.

•

Note (b) to your pro forma consolidated statement of financial condition to further explain the computation of the total deferred tax benefit, including the computation of the $89.9 million related to increase in tax basis resulting from the purchase of 2,562,970 Class A common units of Artisan Partners Holdings and the $25.3 million deferred tax assets related to the H&H Corp Merger.

In response to the Staff’s comment, the Company has provided additional disclosure in footnotes (b), (d), (e), (f), (g) and (h) in the Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012, beginning on page 87 of Amendment No. 5, and in footnotes (b), (c), (d), (e), (f) and (i) in the Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition as of December 31, 2012, beginning on page 91 of Amendment No. 5.

Please note that this is not an exhaustive list of the notes that require expanded disclosures.

3.	With regard to Note (h) to your pro forma consolidated statement of operations, please address the need to include the $64.1 million expense that will be recognized as a result of the distribution to your Class B limited partners. Refer to Note (a) to your pro forma consolidated statement of operations.

In response to the Staff’s comment, the Company has provided additional disclosure in footnote (h) in the Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012, on page 89 of Amendment No. 5.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212-291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin Catherine M. Clarkin

(Enclosures)

cc:	Jeanne Baker

Aslynn Hogue

Sasha Pechenik

Michael Seaman

(Securities and Exchange Commission)

Janet D. Olsen

(Artisan Partners Asset Management Inc.)

Mark J. Menting

Sam B. Sellers

Meredith L. Lazarus

(Sullivan & Cromwell LLP)